PRESS RELEASE

Sanofi and Regeneron Receive CHMP Positive Opinion for

Kevzara® (sarilumab) to Treat Adult Patients with Moderately to

Severely Active Rheumatoid Arthritis

Paris, France and Tarrytown, New York - April 24, 2017 – Sanofi and Regeneron Pharmaceuticals, Inc. today announced that the European Medicine Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) has adopted a positive opinion for the marketing authorization of Kevzara® (sarilumab), recommending its approval for use in adult patients with moderately to severely active rheumatoid arthritis. Kevzara is an investigational human monoclonal antibody directed against the IL-6 receptor.

“Rheumatoid arthritis is a painful and debilitating disease which impacts millions of people in Europe, many of whom are still struggling to find a treatment that works for them,” said Elias Zerhouni, M.D., President, Global R&D, Sanofi. “We welcome today’s positive CHMP opinion for Kevzara, which brings us one step closer to making this new treatment option available to patients in Europe.”

The CHMP recommended the use of Kevzara in combination with methotrexate (MTX) for the treatment of moderately to severely active RA in adult patients who have responded inadequately to, or who are intolerant to one or more disease modifying anti-rheumatic drugs (DMARDs). Kevzara can be given as monotherapy in case of intolerance to MTX or when treatment with MTX is inappropriate.1 The recommended dose of Kevzara is 200 mg once every two weeks administered as a subcutaneous injection. Reduction of dose from 200 mg once every two weeks to 150 mg once every two weeks is recommended for management of neutropenia, thrombocytopenia, and liver enzyme elevations.

The European Commission (EC) is expected to make a final decision on the Marketing Authorization Application (MAA) for Kevzara in the European Union in the coming months. The CHMP opinion is based on results from seven Phase 3 trials in the global SARIL-RA clinical development program, including SARIL-RA-MOBILITY, SARIL-RA-TARGET and SARIL-RA-MONARCH. These studies incorporate data from more than 3,300 adults with moderately to severely active RA who have had an inadequate response or intolerance to one or more biologic or non-biologic DMARDs.

In Europe, 2.9 million people suffer from RA, and living with the disease can make everyday life difficult.2,3 Symptoms include joint pain, swelling, stiffness, and fatigue.4

In Canada, Kevzara is approved for use in adult patients with moderately to severely active RA who have had an inadequate response or intolerance to one or more biologic or non-biologic DMARDs. Sarilumab is currently under review in the United States, and the companies are also seeking approvals in a number of other countries globally.

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About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Consumer Healthcare. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Genzyme focuses on developing specialty treatments for debilitating diseases that are often difficult to diagnose and treat, providing hope to patients and their families.

About Regeneron Pharmaceuticals, Inc.

Regeneron (NASDAQ: REGN) is a leading science-based biopharmaceutical company that discovers, invents, develops, manufactures and commercializes medicines for the treatment of serious medical conditions. Regeneron commercializes medicines for eye diseases, high LDL cholesterol, atopic dermatitis and a rare inflammatory condition and has product candidates in development in other areas of high unmet medical need, including rheumatoid arthritis, asthma, pain, cancer and infectious diseases. For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates regarding the clinical development of and potential marketing approvals for the product. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development of the product, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve the product as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of the product, the absence of guarantee that the product if approved will be commercially successful, risks associated with intellectual property, future litigation, the future approval and commercial success of therapeutic alternatives, and volatile economic conditions, as well as those risks discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2016. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Regeneron Forward-Looking Statements and Use of Digital Media

This news release includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. (“Regeneron” or the “Company”), and actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. These statements concern, and these risks and uncertainties include, among others, the nature, timing, and possible success and therapeutic applications of Regeneron’s products, product candidates, and research and clinical programs now underway or planned, including without limitation Kevzara® (sarilumab) for the treatment of adult patients with moderately to severely active rheumatoid arthritis or other potential indications; the impact of the opinion adopted by the European Medicine Agency’s Committee for Medicinal Products for Human Use discussed in this news release on the European Commission’s decision regarding the Marketing Authorization Application for Kevzara in the European Union; the likelihood and timing of possible regulatory approval and commercial launch of Regeneron’s late-stage product candidates, such as Kevzara (including possible regulatory approval of Kevzara by the European Commission); unforeseen safety issues resulting from the administration of products and product candidates in patients, including serious complications or side effects in connection with the use of Regeneron’s product candidates in clinical trials, such as Kevzara; determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s products and product candidates, such as Kevzara; ongoing regulatory obligations and oversight impacting Regeneron’s marketed products, research and clinical programs, and business, including those relating to patient privacy; competing drugs and product candidates that may be superior to Regeneron’s products and product candidates; uncertainty of market acceptance and commercial success of Regeneron’s products and product candidates and the impact of studies (whether conducted by Regeneron or others and whether mandated or voluntary) on the commercial success of Regeneron’s products and product candidates, including without limitation Kevzara; coverage and reimbursement determinations by third-party payers, including Medicare and Medicaid; the ability of Regeneron to manufacture and manage supply chains for multiple products and product candidates; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its sales or other financial projections or guidance and changes to the assumptions underlying those projections or guidance; the potential for any license or collaboration agreement, including Regeneron’s agreements with Sanofi and Bayer HealthCare LLC (or their respective affiliated companies, as applicable), to be cancelled or terminated without any further product success; and risks associated with intellectual property of other parties and pending or future litigation relating thereto, including without limitation the patent litigation relating to Praluent® (alirocumab) Injection, the permanent injunction granted by the United States District Court for the District of Delaware that, if upheld on appeal, would prohibit Regeneron and Sanofi from marketing, selling, or commercially manufacturing Praluent in the United States, the outcome of any appeals regarding such injunction, the ultimate outcome of such litigation, and the impact any of the foregoing may have on Regeneron’s business, prospects, operating results, and financial condition. A more complete description of these and other material risks can be found in Regeneron’s filings with the United States Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2016. Any forward-looking statements are made based on management’s current beliefs and judgment, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron. Regeneron does not undertake any obligation to update publicly any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Regeneron uses its media and investor relations website and social media outlets to publish important information about the Company, including information that may be deemed material to investors. Financial and other information about Regeneron is routinely posted and is accessible on Regeneron’s media and investor relations website (http://newsroom.regeneron.com) and its Twitter feed (http://twitter.com/regeneron).

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Contacts Sanofi: Media Relations Ashleigh Koss Tel: 1 (908) 981-8745 ashleigh.koss@sanofi.com	Investor Relations George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Contacts Regeneron: Media Relations Arleen Goldenberg Tel: 1 (914) 847-3456 Mobile: +1 (914) 260-8788 arleen.goldenberg@regeneron.com	Investor Relations Manisha Narasimhan, Ph.D. Tel: 1 (914) 847-5126 Manisha.narasimhan@regeneron.com

[1]	Kevzara Summary of Product Characteristics
[2]	National Rheumatoid Arthritis Foundation. “European Fit to Work report.” Available at http://www.nras.org.uk/european-fit-for-work-report. Last accessed March 2017.
[3]	NHS England. “Rheumatoid arthritis - Living with.” Available at: http://www.nhs.uk/Conditions/Rheumatoid-arthritis/Pages/Living-with.aspx Last accessed: March 2017
[4]	Arthritis Research UK. “What are the symptoms of rheumatoid arthritis?” Available at: http://www.arthritisresearchuk.org/arthritis-information/conditions/rheumatoid-arthritis/symptoms.aspx Last accessed: March 2017

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